Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122989
PROSPECTUS SUPPLEMENT
(Holding Company for Hudson City Savings Bank)
       This supplements the prospectus of Hudson City Bancorp, Inc. dated April 4, 2005, and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.
We are increasing the number of shares that you may purchase in the subscription offering.
      In order to complete the offering of our common stock, we must sell at least 361,250,000 shares of common stock, which is the minimum of our offering range.
      To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 1,000,000 shares. This limit applies to you together with any persons with whom you have exercised subscription rights through a single qualifying deposit account held jointly.

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 3,000,000 shares in all categories of the offering combined, including the syndicated offering.
      The ownership limitations for current Hudson City Bancorp stockholders discussed in the prospectus remain unchanged.
      Our records indicate that you have submitted an order or orders in the subscription offering totaling the previous purchase limitation of 200,000 shares of common stock, either alone or together with associates and persons acting in concert with you, and that you indicated on your order form your desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form with full payment for the additional shares at the purchase price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by 4:00 p.m., Eastern Time, on May 19, 2005. Payment for additional shares ordered must be by bank check or money order or by authorization of withdrawal from a deposit account at Hudson City Savings Bank, as described in the supplemental stock order form. Cash, personal checks, wire transfers, third party checks and Hudson City Savings Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order. If the purchase limitations are further increased, only those subscribers who order the new maximum amount and indicate on their supplemental stock order forms their interest in purchasing more shares if such limitations are further increased will be given the opportunity to further increase their subscriptions.
We have commenced a syndicated offering to sell additional shares.
      We are offering any shares not subscribed for in the subscription offering for sale to the general public at the same price of $10.00 per share in a syndicated offering through a syndicate of selected dealers. Lehman Brothers is acting as global coordinator and sole book-running manager and Ryan Beck & Co., Inc. is acting as joint lead manager for the syndicated offering, which is being conducted on a best efforts basis pursuant to a prospectus dated May 10, 2005. None of Ryan Beck, Lehman Brothers or any other member of the syndicate group is required to purchase any shares in the offering. Anyone purchasing stock in the syndicated offering is subject to the new purchase limitations discussed above and is otherwise subject to all applicable conditions disclosed in the prospectus.
Completion of the offering is subject to certain conditions.
      Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by our stockholders and Hudson City Savings’ depositors, (2) final approval from the Office of Thrift Supervision to complete the conversion and offering, including approval of an updated appraisal and (3) the sale of at least 361,250,000 shares of common stock.
      The shares of common stock are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved the shares of common stock or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
For assistance, contact the Stock Information Center at 1-(866) 890-4272.
The date of this prospectus supplement is May 10, 2005